SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2014

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

INVESTOR RELATIONS CONTACT investor.relations@homex.com.mx

Culiacán, Sinaloa, México February 28th, 2014- Desarrolladora Homex, S.A.B. de C.V. (“Homex” or the Company) announces that, as a result of the challenging environment affecting the Company’s operations and in general that of all the homebuilding sector in Mexico, Homex has recently been focused on a process of reassessment of its business model and a possible financing an operative restructuring process, which has required an extraordinary high demand of effort that currently depends on a reduced number of employees.

The above mentioned situation has affected the regular timing for the financial closing process in regard to the fourth quarter 2013 results.

Consequently, the Company estimates that it will not be in the position to timely deliver its fourth quarter 2013 earnings release within the regulatory time limit in Mexico. Homex believes it will be releasing the quarterly report not later than March 31st., 2014.

In connection with the above notice from Homex, the Mexican Stock Exchange has announced that, based on today’s unusual movements in the Company’s common stock price, it is exercising a discretionary right to temporarily suspend the trading of the Company’s stock on the Mexican Stock Exchange. The Mexican Bolsa stated that the suspension of the trading in the Company’s stock will be relieved once the Company reports the third quarter earnings.

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated home-development company focused on affordable entry-level and middle-income housing in Mexico and Brazil. Homex is formed by four divisions: Mexico Division, International Division, Government Division and Tourism Division.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: February 28 , 2014	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer